Exhibit (a)(1)(G)
October 2, 2009

Fellow Stockholders:

We are pleased to inform you that on September 28, 2009, GenTek Inc. (“GenTek”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ASP GT Holding Corp., a Delaware corporation (“Parent”) and ASP GT Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, Purchaser has commenced a tender offer to purchase all of GenTek’s issued and outstanding shares of common stock at a price of $38.00 per share, net to tendering shareholders in cash, without interest and less any applicable tax withholdings.

The tender offer is conditioned upon, among other things, (i) a majority of the shares of GenTek’s common stock then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GenTek then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors or (if a greater majority) upon the adoption of the Merger Agreement and approval of the merger, being validly tendered and not properly withdrawn prior to the expiration of the tender offer (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the tender offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the receipt of any other required governmental approvals, the lapse of any waiting periods (or extensions thereof) and the making of any mandated filings, either unconditionally or on terms reasonably satisfactory to Parent. Unless extended, the tender offer is scheduled to expire at 12:00 o’clock midnight, New York City time, on October 27, 2009. Following the successful completion of the tender offer, Purchaser will be merged with and into GenTek, and GenTek will become a wholly owned subsidiary of Parent. All of the shares of GenTek common stock not purchased in the tender offer (other than shares held by Parent and any of its subsidiaries, including Purchaser, and, if applicable, dissenting shareholders) will be converted in the merger into the right to receive the same consideration paid in the tender offer, without interest.

GenTek’s Board of Directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, are fair to, and in the best interests of, GenTek and the stockholders of GenTek and (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger and the tender offer. Accordingly, GenTek’s Board of Directors recommends that you tender your shares of GenTek common stock to Purchaser pursuant to the tender offer.

In arriving at its recommendations, GenTek’s Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including, among other things, the opinion of Moelis & Company L.L.C. to the effect that, based upon and subject to the limitations set forth in such opinion, as of the date of such opinion, the consideration to be received in the tender offer and the merger by GenTek shareholders, other than Parent and its affiliates, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, is fair from a financial point of view to such holders.

In addition, Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of common stock were mailed to you on or about September 29, 2009. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares of common stock. We urge you to read each of the materials carefully and in their entirety.

Very truly yours,

William E. Redmond, Jr.
President and Chief Executive Officer